FORM 10-SB

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO.1 TO


                                   FORM 10-SB

      General Form For Registration of Securities of Small Business Issuers
           Under Section 12(b) of 12(g) of the Securities Act of 1934

                          Evergreen Network.com, Inc. *
                 (Name of Small Business Issuer in Its Charter)


* The Registrant is not engaged in the Internet business has not derived any of its revenue from that business and does not anticipate doing any such business in the future.





         Colorado                                         68-0166841
(State or Other Jurisdiction of                  (I.R.S. Employer Identification
  Incorporation or Organization)                            Number)

3336 North 32nd Street, Suite 106, Phoenix, Arizona         85018
      (Address of Principal Executive Offices)           (Zip Code)

                                 (602) 956-5694
                            Issuer's Telephone Number


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                      Name of Each Exchange on Which
         to be so Registered                      Each Class is to be Registered

                  None


Securities to be registered pursuant to Section 12(g) of the Act:

         $.01 Per Share Par Value Common Stock

                                     PART I


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements set out herein constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance and achievements, to be materially different from any future results, levels of activity, performance or achievements, expressed or implied by such forward-looking statements.

         Forward-looking statements relate to future events or the Company's future financial performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "plans", "projected" "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms or comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, potential investors should specifically consider various factors, including the risks outlined under RISK FACTORS. These factors may cause actual results to differ materially from any forward-looking statements.


         Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.



Item 1.  Description of the Business
-------  ---------------------------


         Summary of Present Operations.
         ------------------------------

         Evergreen Network.com, Inc. ("Company") conducts operations in the charitable gaming industry. It provides the TabForceTM Pull-Tab Ticket Validation System ("TabForceTM System") to qualified charitable or fraternal organizations (such as American Legion or Veterans of Foreign Wars Chapters) or charitable bingo hall operations. The Company is also offering the Tab ForceTM System to casino operators on Indian Reservations. The Company has entered into an agreement with The McDowell-Yavapai Nation under which it is operating the Tab ForceTM System in the casino on the Fort McDowell Indian Reservation in Arizona. The Company is negotiating with four other Indian Tribes operating casinos in Arizona for the installation of the Tab ForceTM System in their casinos.

         The Tab ForceTM System is a recreational game played by the user utilizing Tab ForceTM Pull-Tab Tickets ("Pull-Tabs") and Tab ForceTM Validation Machines ("Validation Machines"). The user purchases a Pull-Tab from the cashier, pulls apart the Pull-Tab and inserts the bottom portion of the Pull-Tab into the Validation Machine for validation. Each Pull-Tab has one play on the Validation Machine for each $.25 of its purchase price (20 plays on a $5.00 Pull-Tab). The results of each play are displayed on the Validation Machine in a Las Vegas entertainment style manner. When all the plays are completed in the Pull-Tab, the Validation Machine displays the results and prints out a paper voucher which the player returns to the cashier for payout.

         The Company rents the Validation Machines to the location organizations and sells them the Pull-Tabs. The Company is operating in Colorado with over 68 Validation Machines in operation for over 13 charitable and fraternal organizations. Under its agreement with the manufacturer of the Validation Machines and Pull-Tabs, it has the right to distribute and operate them in Arizona, Colorado, California and Nebraska. The Company is presently concentrating its business development efforts on: (i) the improvement of production from the Validation Machines involved in its Colorado operations; and
(ii) the initiation of operations on Indian Reservations in Arizona. On October 6, 2000, it began operations on the Fort McDowell Reservation. As of November 30,2000 these operations included six Validation Machines, which is anticipated to increase to 12 machines during the next several months. The Company's application to operate at the Cliff Castle Casino on the Yavapai-Apache Indian Reservation was approved December 4, 2000. It is anticipated that an Operating Agreement will be completed and operations involving up to 12 Validation Machines initiated at this casino on or before the end of January of 2001. The Company has conducted extensive negotiations for operations at Harrah's Casino on the Auk-Chin Indian Reservation. It anticipates filing an Application for Operation in Harrah's Casino during early December of 2000. If this application is approved, operations are projected to begin within a month. The Company is presently pursuing negotiations with two other Arizona Indian Reservation Casinos for the installation of machines. The Company plans to initiate the installation and operation of the Tab Force System(TM) in California charitable and fraternal organizations in the spring of 2001. It presently has developed interest from six organizations for the installation of 18 machines. These installations in Arizona and California will be made from existing inventory of Validation Machines and Pull-Tabs. The Company has applied for the necessary licenses to operate in the charitable gaming industry in Nebraska. Although objections to the issuance of Nebraska licenses have been received, the Company and its counsel believe there is a good likelihood they will be granted.


         The following sections set forth information on the history of the Company, its present and proposed operations, its competition, regulation, facilities and employees.

History of the Company
----------------------


         The Company was organized as a Colorado corporation on May 27, 1987 under the name SEFCO, Inc. It was formed for the purpose of acquiring capital funds to invest in an existing business. After completing a public offering in September of 1989, with gross proceeds of $372,150.00 it entered into a merger acquisition transaction with an Arizona corporation and changed its name to "The Members Financial Service Bureau, Inc.". From the fall of 1989 to the spring of 1998, the Company was engaged in the telecommunications business (the Company's name was changed to "Shared Use Network Services, Inc." in August of 1995). The Company operated as an interchange carrier provided value added voice communications and data communications and data processing services. In March of 1996, it became a majority-owned subsidiary of a publicly held Delaware corporation named Interactive Telephone Network, Inc. by its acquisition of approximately 89% of the Company's outstanding Common stock. The Company continued its telecommunications business with its efforts concentrated in the area of the development, sale and electronic servicing of prepaid debit cards and, in particular, prepaid telephone cards. In the spring of 1998, due to the inability of its then parent company to provide the necessary funding, the Company ceased its business operations. The transaction with the Delaware corporation was then reversed and approximately 89% of the Company's then outstanding Common Stock was returned by the Delaware Corporation in exchange for shares of the parent, which were returned to it.

         The Company then concentrated its efforts on finding a new business opportunity. In the summer of 1998, it entered into unsuccessful negotiations for a corporate affiliation with Trilogy Gaming Corp., a Delaware corporation engaged in the gaming business in Arizona, California and New York. Although the transaction with Trilogy was never completed, the Company has concluded to make available to certain shareholders of Trilogy a total of 1,326,204 shares of the Company's Common Stock. Although the Company is not legally obligated to do so, the shares will be offered to the Trilogy shareholders who endeavored to complete the affiliation between Trilogy and the Company for cash $.01 per share. These shares will be offered to them under a Registration Statement to be filed under the Securities Act of 1933.

         In the fall of 1999, the Company began the formation of its present organization and business plan. The President of the Company who had received back the approximately 89% of the Common Stock of the Company when the transaction with the Delaware parent was reversed returned 4,989,548 shares of Common Stock to the treasury of the Company in exchange for 100,000 shares of its Series A Preferred Stock. When the Company's previous operations were suspended in the spring of 1998, the Company had outstanding tax obligations to the Internal Revenue Service. The Company has sold 776,000 shares of its common stock held as treasury shares for $60,164.00 which funds were used to liquidate the tax liability.

         During the period from December of 1999 through September of 2000, the Company raised debt capital to finance the commencement of its operations in the net amount of $230,000 through the sale of promissory notes in that total principal amount. A total of 460,000 shares of the Company's Common Stock were issued for prepaid interest on these notes. As of November 30, 2000, $190,000 had been paid on principal of these notes leaving a balance of $40,000.

         On April 14, 20000, the Company began a private placement of 1,300,000 shares of its common stock at $1.00 a share. As of November 30, 2000, 554,000 shares had been sold in the placement resulting in $554,000 in gross proceeds.

         On February 23, 2000 the Company entered into a Master Distributorship Agreement with Infinity Group, Inc., the owner of the trade name Tab ForceTM and the exclusive manufacturer of the Validation Machines and Pull-Tabs included in the Tab ForceTM System. This agreement gives the Company the right to sell all of Infinity's Tab ForceTM products in the states of Arizona, Colorado, Nebraska and the charitable jurisdictions in California. On March 1, 2000 the Company finalized a written agreement under which it is purchasing 235 Validation Machines from Colorado Tab ForceTM, LLC, a Colorado limited liability company, which had been selling the Tab Force SystemTM in Colorado since 1997. This agreement provided for the payment by the Company of $710,000 for the machines. As of November 30, 2000, the Company has paid $ 180,000.00 on the agreement for the purchase of 240 machines and assumed the liability of Colorado Tab ForceTM, LLC on a lease covering 120 machines. The remaining 135 Validation Machines are subject to a lease-purchase arrangement between Colorado Tab ForceTM, LLC and the Lessor. Following the execution of the Agreement between the Company and Colorado Tan Force(TM), LLC a dispute arose between Colorado Tab Force(TM), LLC and other parties as to the title and use of these 135 Validations Machines which prevents Colorado Tab Force(TM), LLC from completing its agreement with the Company and delivering the machines. Under an oral understanding with the manufacturer of the Validation Machines and Colorado Tab Force(TM), LLC the Company has made arrangements to purchase up to 135 replacement machines from the manufacturer for the same price it would have paid Colorado Tab Force(TM), LLC with a corresponding reduction on the Company's obligation to Colorado Tab Force(TM), LLC. Under the arrangement with Colorado Tab ForceTM, LLC, the Company took over the operations of the Tab ForceTM System in Colorado in January of 2000.

         On October 16, 2000, the Company declared a stock dividend of one share of Common stock for each share outstanding, which is in effect constituted a two share for one share forward split. It also adjusted the purchase the purchase price of the Common Stock in its Private Placement from $2.00 to $1.00 and doubled the number of shares to be offered to the Trilogy shareholders. All the numbers contained in the text of this Form 10-SB relating to issued or issued and outstanding stock have been adjusted to reflect this stock dividend and its related adjustments.

Present and Proposed Operations
-------------------------------

         As of November 30, 2000, the Company has over 68 Validation Machines operating for over 13 fraternal and charitable organizations in Colorado. The Colorado operations are conducted through three distributors who are responsible to place and service the Validation Machines and deliver the Tab ForceTM System products. The Company derives revenue from rentals on the Validation Machines and from the sale of the Tab ForceTM Pull-Tabs. For the past several months the Company has been engaged in the process of removing machines from unprofitable locations and reinstalling them to better ones. During this period machines operating in Colorado dropped from over 80 to 68. The Company intends to continue its efforts to expand and improve its Colorado operations.

         The Company has initiated its marketing efforts in the charitable gaming industry in Arizona and California. In these states the Company intends to provide the Validation Machines and Tab ForceTM products directly without the use of distributors. The marketing efforts in Arizona will be aimed at charitable and fraternal organizations that are just now installing raffle programs to raise funds. The California marketing efforts will be concentrated on charitable organizations using bingo hall operations and card games. The Company presently intends to begin installations and operations in California and Arizona in the spring of 2001. As a result of its marketing efforts through November 30, 2000, it has received indication of interest from six charitable organizations for about 18 Validation Machines. The Company is presently concentrating on marketing the Tab Force(TM) System to Indian Reservations in

Arizona; but intends to increase its marketing efforts to charitable and fraternal organizations in California and Arizona in the spring of 2001.

         The Company has filed application for the necessary license to be able to offer the Tab ForceTM System in Nebraska. These have been objections filed to the Company's Nebraska Application. However the Company has been advised by counsel that the prospects for the issuance of the license are very good. If and when the licenses are obtained, the Company intends to initiate a direct marketing program to Nebraska charitable organizations and Reservations.

         The Company is concentrating its present marketing efforts on the installations and operations of the Tab Force(TM) System in casinos in Arizona Indian Reservations. On October 6, 2000 it commenced operations on the Fort McDowell Indian Reservation. As of November 30, 2000 there were six Validation Machines operating at this casino. It is expected that these operations will expand to 12 machines over the next several months. The company received approval of its application to operate at the Cliff Castle Casino on the Yavapai-Apache Indian Reservation on December 4, 2000. Details are being finalized on an operating agreement for this facility. It is anticipated that there will up to 12 Validation Machines in operation at this casino on or before the end of January of 2001. The Company has conducted extensive negotiations for operations in the Harrah's Casino on the Auk-Chin Indian Reservation and anticipates filing a formal application for permission for such operations in early December of 2000.

         The Company is presently negotiating with two other Arizona Indian Reservation casino operators for the sale of the Tab ForceTM System. The Company also intends to pursue negotiations for similar arrangements with other Arizona Indian Reservations and Reservations in the other states in which the Company operates.


         The Validation Machines are manufactured by Infinity Group, Inc. ("Infinity") of Albuquerque, New Mexico which also owns the Tab ForceTM trademark. Infinity has also dome extensive work to establish that the Tab ForceTM System may be legally marketed in the charitable gaming industry. The Company has a Master Distributorship Agreement with Infinity to market the Tab ForceTM System in the states of Arizona, Colorado and Nebraska and to the charitable jurisdictions in California. This includes the Validation Machines, Pull-Tabs and all other Tab ForceTM products of Infinity. The Company has experienced some difficulty in obtaining sufficient quantities of Pull-Tabs form Infinity on a timely basis. The Company has made arrangements with the producer of the Pull-Tabs for direct delivery of Pull-Tabs to the Company if necessary to alleviate this problem.

         The Company is working with Infinity in its efforts to bring to market a new desk-top smaller style Validation Machine. The Company's market research indicates that the market will be receptive to these new machines. Although the Company is presently dependent upon Infinity as the sole of its Tab ForceTM System products, its management is of the opinion that these products will be available as reasonably needed.

         The Company is continuing its effort to raise additional equity through the sale of common stock in the private placement being made under Rule 506 of Regulation D adopted under the Securities Act of 1933. The Company's management is of the opinion that it has developed sufficient business to enable it to fund continued operations from revenues; however, it will need additional capital to adequately fund any material expansion of operations on an expedited basis.

Competition
-----------

         The Company competes directly with and faces potential competition with many sources for the consumers' expenditure of recreational and discretionary funds, including legal gaming operations. There is limited legalized gaming in Colorado, legalized charitable gaming operations and legalized gaming on American Indian Reservations in all of the concerned states. In addition, the Company directly competes with other charitable gaming operations (such as bingo and non-electronic pull-tab games) in its territories. Many of the Company's competitors are established organizations with established trade names and goodwill and far greater resources and capital.

Regulation
----------

         All of the states in which the Company proposed to operate have extensive prohibitions and/or regulations upon gambling and gaming operations. The Company's charitable gaming business is allowed to operate under specific statutory and/or regulatory provisions which limit or regulate its operations in greater detail. The Company has been advised by counsel that it may sell the Tab ForceTM System in the four states in which it intends to operate; provided it complies with the applicable legal restrictions. At the present time, Colorado authorities have affirmatively indicated that the Tab ForceTM System may be used in Colorado for the benefit of licensed charitable and fraternal organizations. In California, charitable gaming operations are regulated by local city and county authorities. The Company's counsel is presently working with these authorities in areas in which it is initiating operations. It should be noted that there is a risk that future legal regulatory provisions may adversely effect the Company's operations or potential profitability.



Personnel
---------

         Mr. Howard E. Tooke, President of the Company, presently spends full time as a management consultant to the Company. The Company presently has four other consultants working for it in the areas of office administration, sales and product installation and servicing. If the Company's operations expand, it may be anticipated that additional personnel will be required.


Item 1A. Company Risk Factors.
-------- ---------------------

         The securities of Evergreen Network.com, Inc. ("Company") are speculative and subject to investment risks including those set out in this Item.

         OUR BUSINESS IS ESPECIALLY VULNERABLE TO ECONOMIC DOWNTURN. Our charitable gaming business essentially involves our customers' recreation and entertainment and their expenditures therefore are discretionary in nature. Accordingly, it may be anticipated that a slump or downturn in the economy where we operate would more adversely affect our operations than businesses involving non-discretionary expenditures.

         PREVIOUS COLORADO OPERATIONS NOT PROFITABLE. Under the purchase agreement for the initial 235 Validation Machines, we took over the locations and operations of the seller which had been selling the Tab ForceTM System in Colorado since 1997. These previous Colorado operations were unprofitable. We believe that we can develop and expand the Colorado operations and make them profitable. However, there is no assurance such profitability will be achieved.

         OUR EXPANSION INTO NEW MARKETS MAY ADVERSELY AFFECT POTENTIAL PROFITABILITY. We just initiated operations in the states of Arizona and California and have applied for authority to operate in Nebraska. It may be anticipated that the expenses of these start-up operations will exceed their income until a significant amount of business has been developed, of which there is no assurance.

         WE ARE DEPENDENT UPON DEVELOPMENT OF ADDITIONAL BUSINESS AND/OR ACQUISITION OF ADDITIONAL CAPITAL. We are of the opinion that the proceeds from the sale of our present private placement, if obtained, will be sufficient to finance our business development activities and we will not need to acquire additional debt or equity capital in the next 12 months. However, there is no assurance that: (i) a sufficient amount of these proceeds will be received; (ii) we will be able to achieve profitable operations; or (iii) any needed additional capital will be available.

         WE HAVE NO TRADING MARKET FOR OUR SHARES. There is presently no trading market for the Common Stock of the Company. Since we are in the business development stage and most of our outstanding stock and the shares being sold in the private placement will be subject to the transferability restrictions under the securities and tax laws, it is unlikely any material trading market will develop for a significant period of time. Upon completion of this registration of our Common Stock under Section 12(g) of the Exchange Act we intend to take the necessary actions to qualify our Common Stock for trading in the over-the-counter market. There is no assurance that these actions will result in the development of a viable trading market for the Common Stock.

         THE PROPOSED REGISTRATION OF SHARES FOR SALE BY SHAREHOLDERS MAY ADVERSELY EFFECT OUR ABILITY TO RAISE ADDITIONAL CAPITAL. We intend to file a Registration Statement under the Securities Act of 1933 for the sale of shares held by shareholders and for the distribution of 681,102 shares of Common Stock to the shareholders of Trilogy Gaming Corp. The actual and potential distribution of these shares into the marketplace may have a material adverse effect upon the potential market for the Company's stock and upon the Company's ability to raise any needed additional capital.

         OUR BOARD OF DIRECTORS AND MANAGEMENT'S STOCK OWNERSHIP ASSURE CONTINUED CONTROL BY PRESENT GROUP. Our Articles of Incorporation provide that the members of the Board of Directors shall be divided into three classes, as evenly divided as possible, with one class being elected each year for a three-year term. The present officers and directors of the Company will own 2,000,950 shares (26.8%) of the 6,102,464 shares of Common Stock outstanding after distribution of the 1,362,204 shares to the Trilogy shareholders. As a result of these factors it should be assumed that the present management has the ability to maintain control of the Company for an indefinite period.

         WE OPERATE IN A HEAVILY REGULATED ENVIRONMENT. All of the states in which we operate or proposed to operate have legal prohibitions or restrictions upon gambling and/or gaming operations. The Company's charitable gambling business is allowed to operate under specific statutory and/or regulatory provisions which limit or regulate its operations in great detail. We have been advised by counsel that we may sell the Tab ForceTM System in the four states in which we intend to operate, provided we comply with the applicable legal restrictions. It should be noted that there is a risk that future regulatory provisions may adversely affect the Company's operations or potential profitability.

         WE FACE EXTENSIVE COMPETITON. We face actual and potential competition from many sources, including established companies and companies with greater resources and capital. Although we are not involved in the for-profit gaming or gambling industry except on Indian Reservations, we do compete with those entities that are for the customers' discretionary expenditures. There is limited legalization gambling in Colorado, legalized charitable gaming operations, and legalized gambling on American Indian Reservations in all of the concerned states. In addition, we directly compete with other charitable gaming operations (such as bingo and non-electronic pull-tab games) in our territories.

Item 3.  Description of Property
------   -----------------------

         The Company presently operates out of leased office facilities in Phoenix, Arizona. The facilities contain approximately 1,000 square feet. The lease is for 3 years commencing September 1, 2000 at a monthly rental of $1,500. The Company also leases 1,000 square feet of warehouse facilities at the same Phoenix location for $1,000 a month. This warehouse lease expires August 31, 2003.


Item 4.  Security Ownership of Management and Certain Securityholders.
-------  -------------------------------------------------------------

         Information with respect to the ownership of shares of each class of the Company's outstanding stock as of November 30, 2000 by each shareholder who owns 5% or more of each class and by the officers and directors of the Company and by all its officers and directors as a group is set forth in the following table.

                       NAME, CAPACITY                        AMOUNT AND
     TITLE             AND ADDRESS OF                        NATURE OF        PERCENT
      OF                 BENEFICIAL                          BENEFICIAL         OF
     CLASS                 OWNER                              OWNER(1)        CLASS(1)
     -----            ---------------                        ----------       --------


200 Series A
Preferred Stock     Howard E. Tooke
                    President
                    3336 N. 32nd Street, Suite 106            100,000         100.0%
                    Phoenix, AZ 85018


Common Stock        Howard E. Tooke                           400,000           5.4%(1)
                    President
                    3336 N. 32nd Street, Suite 106
                    Phoenix, AZ 85018

                    Jim T. Boyle                              507,000(1)        6.8%(1)
                    Secretary-Treasurer and Director
                    4202 E. Phelps
                    Phoenix, AZ 85032

                    Bonnie J. Andrikopoulos                    98,200(1)        1.3%(1)
                    Director
                    1165 Pennsylvania, #20
                    Denver, CO 80203

                    Joseph M. Imhoff, Sr.                     457,000(1)        6.1%(1)
                    Director
                    2999 N. 44th Street, Suite 100
                    Phoenix, AZ 85018

                    John E. Mulligan                              -0-           0.0%(1)
                    Director
                    2999 N. 44th Street, Suite 100
                    Phoenix, AZ 85018

                    Robert G. Rettig                          538,750(1)        7.2%(1)
                    Director
                    102 Burr Ridge Cl. Dr.
                    Burr Ridge, IL 60521

                    All Officers & Directors as a Group     2,000,000(1)       26.8%(1)

(1) These stated number of shares and percentages assumes that the 1,362,204 shares of common stock reserved for distribution to certain shareholders of Trilogy Gaming Corp. have been distributed and added to the 6,102,464 shares outstanding as of November 30, 2000. In that case, of the 1,362,204 shares so distributed, shares would have been distributed to the above persons as follows:
(i) Jim T. Boyle-102,400; (ii) Bonnie J. Andrikopoulos-38,200; (iii) Joseph M. Imhoff, Sr.-52,000; and (iv) Robert G. Rettig, Sr.-133,750.


Item 5.  Directors and Executive Officers, Promoters and Control Persons.
-------  ----------------------------------------------------------------

         Certain information with respect to the directors and officers of the Company is as follows:

         Name                          Age        Position
         ----                          ---        --------

         Howard E. Tooke               64         President

         Jim T. Boyle                  64         Secretary, Treasurer and
                                                  Director

         Bonnie J. Andrikopoulos       65         Director

         Joseph M. Imhoff, Sr.         66         Director

         John E. Mulligan              54         Director

         Robert G. Rettig, Sr.         71         Director


         The Company's Articles of Incorporation provide for the members of the Board to be divided into three classes with one class of directors standing for election each year for a three-year term. The classification of the present Board of Directors and their respective terms of office are as follows:

                                                   Term Expires
         Name                          Class      Annual Meeting
         ----                          -----      --------------

         Robert G. Rettig, Sr.           A            2001

         Jim T. Boyle                    B            2002

         John E. Mulligan                B            2002

         Bonnie J. Andrikopoulos         C            2003

         Joseph  M. Imhoff, Sr.          C            2003


         Messrs. Boyle, Imhoff and Rettig are the members of the Executive Committee of the Board of Directors.

         Howard E. Tooke has served as the President of the Company since October of 1989. He also served as a director of the Company from October of 1989 to September of 2000. During the period from November of 1995 to December of 1998, he was also President and Director of the Delaware telecommunications company which was the parent of the Company during most of that period. From December of 1986 until October of 1989, Mr. Tooke was the founder, Chief Executive Officer and President of an Arizona corporation which was merged into the Company in October of 1989. From July of 1985 until December of 1986, Mr. Tooke operated as a sole proprietor, developing the business which became the Arizona Corporation. During the period from December 1982 through June of 1985, Mr. Tooke was the President and Chief Executive Officer of Shared Use Network Services, a company operating in Phoenix, Arizona in the telecommunications business. During the period from July of 1979 through November of 1982, Mr. Tooke was the Executive Vice President and Chief Operating Officer of GCI, a Phoenix, Arizona company engaged in the telecommunications business. From September of 1970 through June of 1979, Mr. Tooke was employed as Executive Vice President and Director of the Institute of human Resources in Phoenix, Arizona, a company doing research in the biofeedback aspects of human behavior. From March of 1966 through September of 1968, Mr. Tooke was employed as the Vice President of Sales and marketing for the Apollo Tire and Rubber Company of Houston, Texas. During the period from January 1963 through February of 1966, Mr. Tooke was employed by the National Aeronautics Space Administration as a Technical Director of Communication and Flight Operations in Houston, Texas. Mr. Tooke holds a Bachelors or Divinity degree from the Tennessee Temple Baptist College of Chattanooga, Tennessee and a Masters of Arts in Human Behavior, which he acquired from the University of Texas in 1968.

         Jim T. Boyle became the Secretary and Treasurer of the Company in April of 2000. He became a director on September 12, 2000. He has been associated with J.T.B. Associates, Inc., a wholesale supplier of chemical and construction products since 1968 and has been its President since 1979. Mr. Boyle is a graduate of Dakota Wesleyan University from which he received a Bachelors degree in English in 1956.

         Bonnie J. Andrikopoulos became a director of the Company on September 12, 2000. Ms. Andrikopoulos has been the owner and manager of a private company in Denver, Colorado which owns and/or manages oil and gas properties and other investments since 1984. From 1960 to 1984, she was self-employed as an oil and gas lease broker. She has served as the President of Pennborough Condominium Association in Denver, Colorado since 1996. She was the President of Colorado Micro Credit, Inc., of Denver, Colorado from 1997 to 1999. Ms. Andrikopoulos became a Registered Nurse in Wyoming in 1957 and received a Bachelor of Science degree in Nursing from the University of Wyoming in 1966.

         Joseph M. Imhoff, Sr. became a director of the Company on September 12, 2000. Mr. Imhoff has been active in the securities industry for over 42 years. From July of 1986 to present, he has been the Senior Vice President of Peacock Hislop, Staley, Givens, Inc., a securities broker-dealer in Phoenix, Arizona. From June 1978 to June of 1986, he was the Executive Vice President and a director of Hanifen Imhoff, Inc., a securities broker-dealer in Denver, Colorado. From May of 1970 to May of 1978, he was the President and a director of J. Imhoff-Nimmo, Inc., a securities broker-dealer in Denver, Colorado. Mr. Imhoff is a graduate of Regis University in Denver, Colorado from which he received a Bachelor of Science degree in Business Administration in 1956.

         John E. Mulligan became a director of the Company on September 12, 2000. Mr. Mulligan was an officer with the Denver Police Department from July of 1968 to August of 1990, and held the rank of Lieutenant when he retired. From July of 1984 to the present, he has been the owner and President of The Bingo Company of Denver, Colorado. Mr. Mulligan is an active member of the Colorado Charitable Gaming Association. He attended the University of Northern Colorado in Greeley, Colorado in 1964 and 1965.

         Robert G. Rettig, Sr. became a director of the Company on September 12, 2000. He has served as a director of Lawson Products, Inc. of Des Plaines, Illinois since 1989, Bermo, Inc. of Circle Pines, Minnesota since 1993 and The Tech Group of Scottsdale, Arizona since 1995. From 1953 to 1989 he was the Executive Vice President of Illinois Toolworks, Inc. of Glenview, Illinois. From 1989 to 1999 Mr. Rettig was a director of Scotsman Industrial of Vernon Hills, Illinois.

Item 6.  Executive Compensation.
------   ----------------------

         The Company did not pay any compensation to any officer or director in 1999. During the period from January 1, 2000 through October 31, 2000, the Company paid a corporation owned by Howard E. Tooke, President of the Company a management consulting fee totaling $80,000. It is anticipated that the Company will continue to pay this consulting fee for the remainder of the year 2000 at the rate of $8,000 per month.

         The Company has also paid a consulting fee in 2000 to Joseph M. Imhoff, Sr. for services rendered totaling $15,000 through October 31, 2000; and may pay an additional amount to him during the balance of the year 2000.

Although he has not received any compensation through October 31, 2000, Mr. Boyle may receive compensation during 2000 if he devotes sufficient time to the Company affairs, at a rate to be determined by the Board of Directors.

         The directors of the Company did nor receive any compensation for their services as such in 2000. They may be compensation for any services rendered outside their normal duties as directors. All directors will be reimbursed for their cash expenses. The directors may also participate in any stock incentive or stock option programs developed by the Company.

Item 7.  Certain Relationships and Related Transactions.
------   ----------------------------------------------

         Information with respect to transactions of the Company during the period since September 1, 1998 in which any of its officers or shareholders owning 5% or more of its Common Stock as of November 30, 2000 are set forth in the following paragraphs.

         In March of 2000, Howard E. Tooke and/or entities owned by him transferred 4,989,548 shares of the Company's Common Stock to the Company to be held as treasury shares in exchange for 100,000 shares of the Company's 2000 Series A Preferred Stock. At the time of the transfer by him the shares of Common Stock had a negative net tangible asset value. Mr. Tooke had an identifiable cash cost in the shares transferred to the Company of $1,094,493.

         In April of 2000 the Company sold 2,000,000 shares of its Common Stock held as treasury shares for $.005 per share or a total of $10,000. These shares were sold in the amount of 400,000 each to: (i) Howard E. Tooke, President of the Company; (ii) Jim T. Boyle, Secretary-Treasurer and a director of the Company; (iii) Messrs. Joseph M. Imhoff, Sr., and Robert G. Rettig, Sr. directors of the Company; and (iv) William Daniels, a consultant to the Company.

         John E. Mulligan, a director of the Company is a distributor of the Tab ForceTM System in Colorado. His arrangement with the Company is on the same terms and conditions as its other two Colorado distributors.

         Bonnie J. Andrikopoulos, a director of the Company purchased $30,000 of principal amount of the Company's promissory notes on the same terms and conditions as other purchasers of notes. She received 60,000 shares of Common Stock as prepaid interest on these notes. The Company has repaid the principal on the notes.

         In December of 1999, the Company sold four notes for $5,000 each of which has been repaid. These notes provided that the holders would receive, as prepaid interest, two shares of Common Stock for each $2.00 of note principal. Messrs. Boyle, Imhoff and Rettig each purchased one of these notes. Accordingly, they each received 5,000 shares of Common Stock as prepaid interest in these notes.

         If the distribution of the 1,362,204 shares of Common Stock to certain shareholders of Trilogy Gaming Corp. is completed, four of the Company's directors, Ms. Andrikopoulos and Messrs. Boyle, Imhoff, and Rettig will receive an aggregate of 326,350 of these shares.

         On June 28, 2000, Robert G. Rettig, Sr., a director of the Company, loaned the Company $90,000.00 under a letter agreement. The agreement provides that the loan is payable on December 31, 2000 and the principle bears interest at 10% per annum payable December 31,2000.

Item 8   Description of Securities.
------   -------------------------

         The Company's authorized capitalization is 30,000,000 shares consisting of 20,000,000 shares of $.01 par value common stock ("Common Stock") and 10,000,000 shares of $.01 par value preferred stock ("Preferred Stock"). As of November 30, 2000, there were: (i) 6,102,464 shares of Common Stock issued and outstanding; and (ii) 100,000 shares of Preferred Stock issued and outstanding and designated as 2000 Series A Preferred Stock ("Series A Stock"). As of that date there were no outstanding options, warrants or other rights to acquire shares of the Common Stock. Under applicable Colorado law and its Articles of Incorporation, the Company's Board of Directors may issue additional shares of its stock up to a total amount of authorized Common and/or Preferred Stock without approval of its shareholders.

         Information is set forth in the following subsections concerning the Common Stock, and the Preferred Stock.

         COMMON STOCK. The Company has been advised by Gilbert L. McSwain, Attorney at Law of Denver, Colorado, that the shares of Common Stock currently outstanding are fully paid and non-assessable. The holders of Common Stock do not have any preemptive rights to acquire shares of any capital stock of the Company. In the event of liquidation of the Company, assets then legally available for distribution to the holders of Common Stock (assets remaining after payment or provision for payment of all debts and of all preferential liquidation payments to holders of any outstanding Preferred Stock) will be distributed in pro rata shares among the holders of Common Stock and the holders of any outstanding Preferred Stock with liquidation participation rights in proportion to their stock holdings.

         Each stockholder is entitled to one vote for each share of Common Stock held by such shareholder. A quorum for a meeting of the stockholders is one-half of the shares of capital stock entitled to vote at that meeting. There is no right to cumulate votes for the election of directors. This means that holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so; and, in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors.

         Holders of Common Stock are entitled to dividends when, and if, declared by the Board of Directors out of funds legally available therefore; and then, only after all preferential dividends have been paid on any outstanding Preferred Stock. The Company has not had any earnings and it does not presently contemplate the payment of any cash dividends in the foreseeable future.

         The Company's Common Stock does not have any mandatory redemptive provisions, sinking fund provisions or conversion rights.

         PREFERRED STOCK. The Preferred Stock of the Company may be issued from time to time by the Board of Directors in one or more series. The description of shares of each series of Preferred Stock will be set forth in resolutions adopted by the Board of Directors and a certificate of designation to be filed as required by Colorado law prior to issuance of any shares of the series. The certificate of designation will set the number of shares to be included in each series of Preferred Stock and set the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distribution, qualifications, or terms and conditions of redemption relating to the shares of each series. However, the Board of Directors is not authorized to change the right of the Common Stock to vote one vote per share on all matters submitted for shareholder action. The authority of the Board of Directors with respect to each series of Preferred Stock includes, but is not limited to, setting or changing the following:

          o The designation of the series and the number of shares constituting the series, provided that the aggregate number of shares constituting all series of preferred shares may not exceed 10,000,000;

          o The annual distribution rate on shares of the series, whether distributions will be cumulative and, if so, from which date or dates;

          o Whether the shares of the series will be redeemable and, if so, the terms and conditions of redemption, including the date or dates upon and after which the shares will be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

          o The obligation, if any, of the Company to redeem or repurchase shares of the series pursuant to a sinking fund;

          o Whether shares of the series will be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

          o Whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of the voting rights;

          o The rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company; and

          o Any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to the series which may be authorized or permitted under Colorado law.

         The shares of Preferred Stock of any one series will be identical with each other in all other respects except as to the dates from and after which dividends thereon will cumulate, if cumulative.

Outstanding Series A Preferred
------------------------------

         The Company's Series A Stock (of which there are 100,000 shares outstanding as of the date of this Memorandum) has the following rights, preferences and limitations:

          o The Series A Stock is not entitled to any dividend preferences; however, the Company may not pay a cash dividend on Common Stock or any other Preferred Stock until all of the Series A Stock has been redeemed by the Company.

          o In the event of any liquidation of dissolution or winding up of the Company, voluntary or involuntary, the holders of the Series A Stock shall be entitled to receive out of the assets of the Company legally available for distribution to its stockholders, and before any distribution is made on any class of stock junior to the Series A Stock, the sum equal to the $1.00 call price. If, upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the amounts payable to with respect to the Series A Stock are not paid in full, the holders of the Series A Stock shall share ratably as only among the holders of Series A Stock in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Series A Stock of the full preferential amounts provided for in this Section 1.4, the holders of the Preferred Stock shall not be entitled to any further participation in any distribution of assets by the Company. A consolidation or merger of the Company with one or more corporations or sale of substantially all of the assets of the Company shall not be deemed to be a liquidation, dissolution nor winding up of the Company.

          o The Company will redeem all outstanding shares of Series A Stock at the $1.00 call price as of April 30, 2002.

          o The Company will not create any class of stock with rights senior to the Series A Stock.

          o There shall be no sinking fund or other similar provision in respect of redemption or purchase of the Series A Stock.

          o Holders of the Preferred Stock shall have no voting rights in the affairs of the Company, other than such voting rights as a class as may be required by the Colorado Corporation Code.

          o The Board of Directors shall have at all times the right to establish and designate other series of Preferred Stock. At no time, however, will any other series of Preferred Stock have dividend or liquidation rights superior to the class of Series A Stock established herein unless otherwise approved by a majority vote of the issued and outstanding Series A Stock voting as a class.

         The Company's Articles of Incorporation provide for the members to the Board to be divided into three classes with one class of directors standing for election each year for a three-year term. These provisions could delay, defer or prevent a change in control of the Company.

                                     PART II



Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Related Shareholder Matters.
         -------------------------------------------------------------------

         There has not been any public trading market for any stock of the Company since January 1, 1997. When this Form 10-SB Registration Statement has become effective the Company will endeavor to take the necessary action to have its common stock included on OTC Bulletin Board. However, there is no assurance that any public trading market will develop for the Company's common stock.


         As of November 30, 2000, information with respect to the Company's common stock is as follows:

          o There were 6,102,464 shares held by 190 stockholders of record outstanding;

          o There were no outstanding options or warrants to purchase, or securities convertible into common stock;

          o Of the outstanding common stock 3,790,000 shares were sold as "restricted securities" [as defined under the Securities Act of 1933 ("Securities Act')] since January 1, 2000;

          o The Company was offering to sell up to an additional 756,000 shares of common stock in a private placement being made directly by the Company under Rule 506 of Regulation D adopted under the Securities Act; and

          o Following the filing of this Form 10-SB Registration Statement registering the Company's common stock under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act"), the Company will use its best efforts to prepare, file and achieve effectiveness of the Registration Statement under the Securities Act relating to: (i) the sale by the holders thereof of all 3,790,000 outstanding shares of common stock issued as restricted securities; (ii) the sale by the holders of any additional shares sold in the Company's Private Placement prior to the filing of the Registration Statement and (iii) the distribution by the Company of 1,362,204 shares of the Company's common stock to the stockholders of Trilogy Gaming Corp.

         The Company has never paid any cash dividends on any class of its outstanding stock and there are no present plans to pay any cash dividends in the future. It may be anticipated that any future net revenues will be retained by the Company to finance its operations.


Item 2.  Legal Proceedings.
------   -----------------

         Neither the Company nor any of its property is a party or subject to any pending legal proceeding. The Issuer is not aware of any contemplated or threatened legal proceeding against it by any governmental authority or other party.


Item 3.  Changes in and Disagreements with Accountants.
------   ---------------------------------------------

         No principal independent accountant of the Company or any subsidiary thereof has ever resigned, been dismissed or declined to stand for re-election.

Item 4.  Recent Sales of Unregistered Securities.
------   ---------------------------------------

         Information with respect to all securities sold by the Company since September 1, 1996, the offer and sale of which was not subject to an effective registration statement filed under the Securities Act is as follows:

          A. In December of 1999, the Company sold and issued for $5,000 a promissory note in the principal amount of $5,000 to each of four individuals (three of whom are now directors of the Company). These notes have been paid. Under the terms of the notes, on May 22, 2000, the Company issued, as interest on the principal of the notes, one share of its common stock for each $1.00 in note principal or 5,000 shares to each noteholder for a total of 20,000 shares. No person acted as underwriter with respect to the sale of these notes and no underwriting discounts or commissions were paid therefor. These securities were sold in reliance upon the exemption form the registration requirements of Section 5 of the Securities Act as a transaction not involving a public offering under Section 4(2) of the Securities Act. The securities were: (i) acquired for investment; (ii) issued to four persons with access to information about the Company, three of whom are now directors of the Company; and (iii) issued as "restricted securities" as defined under the Securities Act. The certificates or notes issued to represent these securities contain restrictive legends denoting their statue as restricted securities;

          B. In January of 2000, the Company sold and issued promissory notes in the aggregate principal amounts of $210,000 to 21 investors. These notes provided for: (i) maturity at June 30, 2000 (extended to December 31, 2000); (ii) initial interest payable in shares of the Company's common stock at the rate of one share for each $.50 in note principal; and (iii) payment of additional interest in cash on notes not paid at maturity at the rate of 10% per year after maturity until paid. As of November 30, 2000, 18 of these notes with an aggregate principal of $ 180,000 had been paid in full. On May 22, 2000 the Company issued a total of 420,000 shares of its common stock for payment of the initial interest on these notes. No person acted as an underwriter with respect to sale of these notes or shares and no underwriting discounts or commissions were paid therefor. These securities were sold in reliance upon the exemption form the registration requirements of
               Section 5 of the Securities Act as a transaction not involving a public offering under Section 4(2) of the Securities Act. The securities were: (i) acquired for investment; (ii) issued to persons with access to information about the Company; and (iii) issued as "restricted securities" as defined under the Securities Act. The certificates or notes issued to represent these securities contain restrictive legends denoting their statues as restricted securities;

          C. In 1996 the Company agreed to issue a total of 209,000 shares of its common stock to two individuals for consulting services which had been rendered to the Company. These rights to receive 209,000 shares were transferred several times in a corporate reorganization transaction which was reversed and they were eventually owned and held by Howard E. Tooke the President of the Company. In April of 2000 these shares were issued to the President of the Company in satisfaction of the Company's obligations to issue them. No person acted as underwriter with respect to the sale of these shares and no underwriting discounts or commissions were paid therefor. These securities were sold in reliance upon the exemption form the registration requirements of
               Section 5 of the Securities Act as a transaction not involving a public offering under Section 4(2) of the Securities Act. The securities were: (i) acquired for investment; (ii) issued to the President of the Company; and (iii) issued as "restricted securities" as defined under the Securities Act. The certificates issued to represent these securities contain restrictive legends denoting their statues as restricted securities. These shares were conveyed back to the Company by its President along with all other shares of the Company's common stock owned by him in the transaction described in "D." immediately following.

          D. On April 14, 2000, the Company issued to its President, Howard E. Tooke, 100,000 shares of its Series A Preferred Stock in exchange for 4,989,548 shares of the Company's common stock which were acquired as Treasury stock. No person acted as underwriter with respect to the sale of these shares and no underwriting discounts or commissions were paid therefor. These securities were sold in reliance upon the exemption form the registration requirements of
               Section 5 of the Securities Act as a transaction not involving a public offering under Section 4(2) of the Securities Act. The securities were: (i) acquired for investment; (ii) issued to four persons with access to information about the Company, three of whom are now directors of the Company; and (iii) issued as "restricted securities" as defined under the Securities Act. A restrictive legend was placed on the certificate representing these securities, denoting their status as restricted securities;

          E. On April 14, 2000, the Company sold 400,000 shares of its common stock each to five individuals constituting its founders for a total conveyance of 2,000,000 shares. These shares were sold for cash at $.005 per share. No person acted as underwriter with respect to the sale of these shares and no underwriting discounts or commissions were paid therefor. These securities were sold in reliance upon the exemption form the registration requirements of
               Section 5 of the Securities Act as a transaction not involving a public offering under Section 4(2) of the Securities Act. The securities were: (i) acquired for investment; (ii) issued to the President, three directors and a consultant all familiar with its affairs; and (iii) issued as "restricted securities" as defined under the Securities Act. A restrictive legend was placed on the certificate representing these securities, denoting their status as restricted securities;

          F. During the period from April 14, 2000 through November 30, 2000 the Company sold an aggregate of 776,000 shares of its common stock to 11 investors for an aggregate of $ 60,164.00 No person acted as underwriter with respect to the sale of these shares and no underwriting discounts or commissions were paid therefore. These securities were sold in reliance upon the exemption form the registration requirements of Section 5 of the Securities Act as a transaction not involving a public offering under Section 4(2) of the Securities Act. The securities were: (i) acquired for investment; (ii) issued to persons familiar with the Company; and
               (iii) issued as restricted securities" as defined under the Securities Act. A restrictive legend was placed on the certificates representing these securities, denoting their status as restricted securities; and

          G. During the period from April 14, 2000 through November 30, 2000 the Company has sold an aggregate of 554,000 shares of its common stock for cash at $1.00 per share for an aggregate of $554,000. No person acted as underwriter with respect to the sale of these shares and no underwriting discounts or commissions were paid therefor. These securities were sold in reliance upon the exemption form the registration requirements of Section 5 of the Securities Act provided in Rule 506 of Regulation D adopted under the Securities Act. The securities were: (i) acquired for investment; (ii) issued to "accredited investors" as such are defined under the Securities Act; and (iii) issued as "restricted securities" as defined under the Securities Act. The Company filed a Form D with the Securities and Exchange Commission relating to these sales. A restrictive legend was placed on the certificate representing these securities denoting their status as restricted securities; and

          H. On September 15, 2000 the Company sold a promissory note in the principal amount of $5,000.00 to two investors (each of whom had purchased a note described (in B above). This note provides for;
               (i) Maturity at December 31,2000; (ii) initial interest payable in shares of the Company's Common stock at the rate of on share for each $.50 in note principal; and (iii) payment of additional interest in cash on maturity until paid. On September 15,2000 the Company issued a total of 20,000 shares of its common stock for payment of the initial interest on these notes. No person acted as an underwriter with respect to sale of these notes or shares no underwriting discounts or commissions were paid therefore. These securities were sold in reliance upon the exemption from the registration requirements of Section5 of the Securities Act as a transaction not involving a public offering under Section 4
               (2) of the Securities Act securities were; (i) acquired for investment; (ii) issued to two persons with access to information about the Company and (iii) issued as "restricted securities" as defined under the Securities Act. The certificates or notes issued to represent these securities contain restrictive legends denoting their status as restricted securities.


Item 5.  Indemnification of Directors and Officers.
         ------------------------------------------

         Pursuant to Title 7 of the Colorado Revised Statues (herein after "Title 7") and the Company's Articles of Incorporation, the Company may indemnify a person made a party to a proceeding because the person is or was a director, officer, employee, fiduciary, or agent of the Company (hereinafter "defined persons"), against liability incurred in the proceeding if:

          (a)  The person conducts himself or herself in good faith; and

          (b)  The person reasonably believed:

               (I) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

               (II) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

          (c) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

         However, under Title 7 the Company may not indemnify a director or defined person where:

          (a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

          (b) In connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which basis that he or she derived an improper personal benefit, unless a Court finds that the director or defined person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. A court may then order indemnification, as the court deems proper. Indemnification is limited to reasonable expenses incurred in connection with the relevant proceeding.

         Title 7 and the Company's Articles of Incorporation also provides for the mandatory indemnification of persons who were wholly successful on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director or defined person, against reasonable expenses incurred by him or her in connection with the proceeding. Title 7 and the Company's Articles of Incorporation provide for the advancement of expenses, with certain restrictions, for directors or defined persons who are parties to a proceeding as a result of that person's current or prior status as a director or defined person. The Company is also allowed to purchase and maintain insurance on behalf of directors and defined persons. At present the Company has no such insurance. The Company's By-Laws are consistent with Title 7 and the Company's Articles of Incorporation and neither enlarges or restricts the indemnification provided by Colorado Law or the Articles of Incorporation

                                    PART F/S

                          Index to Financial Statements
                          -----------------------------



Independent Accountant's Compilation Report                            F-2

Balance Sheets                                                         F-3 - F-4

Income Statements                                                      F-5

Statement of Retained Earnings                                         F-6

Earnings Per Share                                                     F-7

Statements of Shareholder's Equity                                     F-8

Statements of Cash Flows                                               F-9

Notes to Financial Statements                                          F-10

The Whitmore Company, P.C.                   7335 E. Acoma Dr., Suite 203
Certified Public Accountant                  Scottsdale, AZ  85260

                                             PH: 480-951-2212  FAX: 480-951-2064
                                             E-MAIL: whitmore@syspac.com

December 7, 2000


Evergreen Network.Com, Inc.
3336 N. 32nd St., Suite 106
Phoenix, AZ 85018

We have compiled the accompanying balance sheet of Evergreen Network.Com, Inc. as of September 30, 2000 and the related income statement, statement of retained earnings, statement of cash flows, and statement of shareholders equity for the nine months then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and accordingly, do not express an opinion or any other form of assurance on them.

All adjustments which in the opinion of management were necessary in order to make the financial statements not misleading have been included.




/s/ The Whitmore Company,P.C.
The Whitmore Company, P.C.
Scottsdale, Arizona

                           Evergreen Network.Com, Inc.
                                 Balance Sheets

                                      December 3l,   September 30,
                                          1999           2000          Change
                                      -----------    -------------   ----------
ASSETS

Current Assets
--------------

   Cash                                  $  0         $  3,039        $  3,039
   Prepaid Expenses                         0            2,000           2,000
   Accounts Receivable *2                   0            3,675           3,675
                                         ----         --------        --------
     Total Current Assets                   0            8,714           8,714

Plant & Equipment *3
--------------------

   Equipment & Fixtures                     0          738,747        $738,747
   (Less) Accumulated Depreciation          0          (43,376)        (43,376)
                                         ----         --------        --------
     Total Plant & Equipment                0          695,371         695,371

Other Assets
------------

   Deposits                                 0            2,910           2,910
                                         ----         --------        --------
     Total Other Assets                     0            2,910           2,910
                                         ----         --------        --------
     TOTAL ASSETS                        $  0         $706,995        $706,995
                                         ====         ========        ========


                 Unaudited.. See Accountant's Compilation Report

                           Evergreen Network.Com, Inc.
                                 Balance Sheets

                                      December 3l,   September 30,
                                          1999           2000          Change
                                      -----------    -------------   ----------

LIABILITIES *4

Current Liabilities:
--------------------

   Accounts Payable                    $   20,000     $   60,984    $   40,984
   Payroll Taxes Payable                   40,914              0       (40,914)
   Excise Taxes Payable                     3,782              0        (3,782)
   Accrued Income Taxes *5                    200            200             -
   Shareholder Notes *6, *4                     0        130,000        130,000
   Contract - Tab Force                         0        530,000        550,000
   Accrued Interest                        11,470          5,250        (6,220)
   Accrued Penalties                        7,000          7,000             -
                                       ----------     ----------    ----------
     Total Current Liabilities             83,366        733,434       650,068

Long Term Liabilities: *6
-------------------------

   Redeemable Preferred Stock                   0         20,533        20,833
                                       ----------     ----------    ----------
     TOTAL LIABILITIES                     83,366        754,267       670,901

STOCKHOLDERS' EQUITY *6

   Common Stock                         2,771,232         36,509    (2,734,723)
   Preferred Stock                              0              0
   Paid in Capital - Common                     0      3,321,906     3,321,906
   Treasury Stock                               0           (242)         (242)
                                       ----------     ----------    ----------
     Total Paid In Capital              2,771,232      3,358,173       586,941

   Retained Earnings                   (2,854,598)    (3,405,445)     (550,847)

     TOTAL STOCKHOLDERS' EQUITY           (83,366)       (47,272)       36,094
                                       ----------     ----------    ----------
     TOTAL LIABILITIES &
      STOCKHOLDERS' EQUITY             $        0     $  706,995    $  706,995
                                       ==========     ==========    ==========


                 Unaudited. See Accountant's Compilation Report

                           Evergreen Network.Com, Inc.
                                Income Statements

                                   9 Months Ended September 30
                                       1999            2000          Change
                                   ------------    ------------    ----------
REVENUES:

Operating Revenues                   $     0        $  72,437       $  72,437
Cost of Sales                              0           49,509          49,509
                                     -------        ---------       ---------
  Gross Profit                             0           22,928          22,928

OPERATING EXPENSES:
  Professional                                        375,959         375,959
  General Admin                            0           27,969          27,969
  Postage & Delivery                       0           11,667          11,667
  Supplies                                 0           l5,975          15,975
  Utilities & Telephone                    0           16,516          16,516
  Rent                                     0           20,388          20,388
  Travel & Entertainment                   0           28,484          28,484
  Miscellaneous                            0            8,370           8,370
  Depreciation & Amortization *3           0           43,376          43,376
                                     -------        ---------       ---------
Total Operating Expenses                   0          548,704         548,704

INCOME FROM OPERATIONS                     0         (525,776)       (525,776)

OTHER INCOME & (EXPENSES):

  Preferred Stock Redemption *6            -          (19,833)        (19,833)
  Interest Income                          -               12              12
  Interest Expense *4                 (1,998)          (5,250)         (3,252)

Total Other Income & (Expenses)       (1,998)         (25,071)        (23,073)

NET INCOME BEFORE TAX                 (1,998)        (550,847)       (548,849)
                                     -------        ---------       ---------
  Income Taxes *5                         25                0             (25)
                                     -------        ---------       ---------
NET INCOME                           $(2,023)       $(550,847)      $(548,824)
                                     =======        =========       =========





                 Unaudited.  See Accountant's Compilation Report

                           Everareen Network.Com, Inc.

                         Statement of Retained Earnings








Balance 12/31/99                                                   $(2,854,598)
Net Income (Loss)                                                     (550,847)
                                                                   -----------

Balance 9/30/00                                                    $(3,405,445)































                 Unaudited.  See Accountant's Compilation Report

                          Evergreen Nctwork.Com, Inc.


      Earnings Per Share *10

                                   9 Months Ended September 30
                                       1999            2000          Change
                                   ------------    ------------    ----------

 Weighted Average Common
 Shares Outstanding                  2,771,232       3,046,232       275,000

 Net Income (Loss) Per Share             $0.00          ($0.l8)        (0.18)

 Fully Diluted                           $0.00          ($0.13)        (0.13)





























                 Unaudited.  See Accountant's Compilation Report

                                                Evergreen Network.com, Inc.

                                             STATEMENTS OF SHAREHOLDERS EQUITY

                                                                                                                          Total
                                   Common Stock          Preferred Stock         Paid-In      Retained     Treasury    Shareholders
                                Shares      Amount      Shares      Amount       Capital      Earnings       Stock        Equity
                              ----------  ----------  ----------  ----------   -----------   -----------   ---------   ------------

Balance December 31, 1999      2,771,232   $2,771,232       0       $   0      $        0    $(2,854,598)        0       $(83,366)

Issuance of Common Stock       6,117,968        8,797                             578,386                                 587,183

Conversion                    (2,743,520)  (2,743,520)                          2,743,520                                       0

Net Loss for 6 months
 ended 6/30/00                                                                                  (550,847)                (550,847)

Reversion of Treasury Stock   (2,494,774)                                                                     (242)          (242)
                              ----------   ----------     ---       -----      ----------    -----------      ----      ---------
Balance September 30, 2000     3,650,906   $   36,509       0       $   0      $3,321,906    $(3,405,445)     (242)     $ (47,272)














                                 Unaudited.  See Accountant's Compilation Report


                                 Evergreen NetworkCom. Inc.
                                  Statements of Cash Flows

                                         9 Months Ended September 30
                                             1999            2000          Change
                                         ------------    ------------    ----------
Operating Activities:
Net income (Loss)                          $(2,023)       $ (550,847)    $ (548,824)
  Add:
  Depreciation & Amortization                    -            43,376         43,376
  Accrual of Preferred Stock Redemption          -            20,833         20,833
  Increase in Current Liabilities            2,023                 -         (2,023)
  Decrease in Current Assets                     -                 -              -

  Deduct:
  Increase in Current Assets                     -            (5,675)        (5,675)
  Decrease in Current Liabilities                -            (9,932)        (9,932)
  Accrued Interest                               -                 -              0
                                           -------        ----------     ----------
Cash Provided by Operating Activities            -          (502,245)     (502,245)
                                           =======        ==========     ==========
Investing Activities:
  Purchase of Fixed Assets                       0          (738,747)     (738,747)
  Debt Reduction                                 -          (360,000)     (360,000)
  Purchase of Other Assets                       -            (2,910)       (2,910)
                                           -------        ----------     ----------
Cash Provided by Investing Activities            -        (l,101,657)    (1,101,657)
                                           =======        ==========     ==========
Financing Activities:
  Purchase of Treasury Stock                     0              (242)          (242)
  Stock Sales                                    -           587,183        587,183
  Stockholder Loans                              -           310,000        310,000
  Machine Contract                               -           710,000
                                           -------        ----------     ----------
Cash Provided by Financing Activities                      1,606,941        896,941
                                           =======        ==========     ==========
Net Increase (Decrease) in Cash                  -             3,039          3,039

Beginning Cash Balance                           0                 0
Increase (Decrease)                              0             3,039
                                           -------        ----------     ----------
Ending Cash Balance                        $     0        $    3,039     $    3,039
                                           =======        ==========     ==========


                 Unaudited.  See Accountant's Compilation Report

                           Evergreen Network.com, Inc.
                          NOTES TO FINANCIAL STATEMENTS

                                    9/30/2000

1)  Company Organization:
    --------------------

The Company was organized as a Colorado corporation on May 27, 1987 under the name SEFCO, Inc. In September, 1989 it merged with an Arizona corporation and changed its name to The Members Financial Service bureau, Inc. The Company changed its name to Shared Use Network Services, Inc. in August, 1995.

The Company was engaged in various telecommunications endeavors throughout its existence. In the winter of 1997, due to problems associated with under-capitalization, it ceased operations. In the fall of 1999, management decided to engage in a new business opportunity in the field of charitable gaming. Specifically, it provides "pull-tab" validation machines and cards for charitable and fraternal organizations. In the fall of 1999, the Company also changed its name to Evergreen Network.com, Inc.

2)  Accounts Receivable:
    -------------------

Management believes that all accounts are good and collectable and thus, no allowance has been established. The Company is subject to credit risk as 100% of receivables has been concentrated in a single customer at times during the financial statement period.

3)  Plant & Equipment:
    -----------------

All fixed assets are carried at cost. Tab Force Machines constitute $710,000 and are depreciated over seven years. Computer Equipment constitutes $22,687 and is depreciated over five years. Office furniture of $6,060 is depreciated over seven years. Depreciation is computed under the straight line method.

4)  Liabilities:
    -----------

When the Company wound down its previous business in the fall of 1997, it had remaining a payroll tax debt of $40,914 and excise tax debt of $3,782. The tax and associated interest were paid June 13, 2000. The Company is currently in negotiations with IRS over proposed penalties in the approximate amount of $7,000.

In year 2000 the Company has raised $210,000 through the sale of promissory notes of $10,000 each to 21 investors. These notes matured on June 30, 2000. As of September 30, 2000 $30,000 is still outstanding; extensions having been granted by the investors to December 31, 2000. The Company has prepaid interest on these notes with shares of its common stock at the rate of one share for each

$1.00 note principal. The notes bear additional interest at the rate of 10% per year after maturity until paid. $30,000 of these notes were purchased by Bonnie
J. Andrikopoulos, a director of the Company.

Additionally, on June 30, 2000, the company borrowed $90,000 from a board of directors member. This note is due December 31, 2000. In September, 2000 two more loans of $5,000 each were received.

On February 23, 2000 the Company entered into a Master Distributorship Agreement with Infinity Group, Inc. On March 1, 2000 the Company finalized a written agreement under which it is purchasing 240 validation machines from Colorado Tab Force, Inc. This agreement calls for the payment by the Company of $710,000 for the machines. As of September 30, 2000 the Company had paid $180,000 on the purchase price. Certain of the machines in question have not yet been certified by the state of Colorado for gaming use in that state, The Company is withholding payment for those machines until the matter is rectified.

5)  Income Taxes:
    ------------

The company has large net operating loss carry-forward amounts from prior years. However, as the Company is again in a start up phase and future earnings are not reasonably assured, no tax benefit from these operating losses has been accrued.


6)  Capitalization & Long Term Liabilities:
    --------------------------------------

The Company's current authorized capitalization is 30,000,000 shares consisting of 20,000,000 of $.01 par value common stock and 10,000,000 shares of $.Ol par value preferred stock.

As of September 30, 2000 there were 3,650,906 shares of common stock issued of which 3,046,232 shares were outstanding with the remaining 604,674 shares held by the Company as treasury stock; and 100,000 shares of preferred stock issued and outstanding and designated as 2000 Series A Preferred Stock. The preferred stock shares are required to be redeemed by April 30, 2002 at a price of $1.00 per share. As of this date there are no outstanding options, warrants, or other rights to acquire shares of the common stock. The Company used 388,000 treasury to raise funds to pay a tax liability for previous operations. The Company is committed to offer 681,102 shares of common stock to others in settlement of contingent obligations created by pior equity transactions. Four directors of the Company: Mssrs. Boyle, Imhoff and Rettig and Ms. Andrikopoulos will receive 162,975 of these shares. If all of these shares are distributed and sold, along with those of the Company's currrent offering, there will be 4,105,334 shares of common stock issued and outstanding.

The 100,000 outstanding shares of preferred stock are to be redeemed by the company by April 30, 2002 at $1.00 per share. The preferred stock also carries a liquidation preference of $1.00 share.

On April 14, 2000, the Company began a private placement of 650,000 shares of its common stock at $1.00 per share as of November 30, 2000, 554,000 shares had been sold in the placement resulting in $554,000 in gross proceeds.

On October 16, 2000 the Board of Directors declared a stock dividend of one share for each common share outstanding.


7)  Non Arms Length Transactions:
    ----------------------------

In December of 1999, the Company agreed to sell and issue for $5,000 a promissory note in the principal amount of $5,000 to each of four individuals (three of whom are now directors of the Company). The transactions were not consummated until January 2000 and thus, are not represented in these financial statements. These notes have been paid. Under the terms of the notes, on May 22, 2000 the Company issued as interest, one share its common stock for each $2.00 in note principal or 2,500 shares to each note holder for a total of 10,000 shares.

In March of 2000, Howard E. Tooke and/or entities owned by him transferred 2,494,774 shares of the Company's common stock to the Companv to be held as treasury shares in exchange for 100,000 shares of the Company's 2000 Series A Preferred Stock. At the time of the transfer by him the shares of common stock had a negative net tangible asset value. Mr. Tooke had an identifiable cash cost in the shares transferred of $1,094,493.

In April 2000 the company sold 1,000,000 shares of its common shares held as treasury shares for $.01 per share. These shares were sold in the amount of 20O,000 each to: Howard Tooke, president of the Company; Jim T. Boyle, Secretary-Treasurer and a director; Messrs. Joseph M. Imhoff Sr. and Robert G. Rettig, directors of the Company; and William Daniels, a consultant to the Company.

John E. Mulligan a director of the Company, is a distributor of the Tab Force tm System in Colorado. His arrangement with the Company is on the same terms and conditions as its other two Colorado distributors.


8)  Regulation Risk:
    ----------------

All of the states in which the Company operates or proposes to operate have legal prohibitions or restrictions upon gambling and/or gaming operations. The Company's charitable gaming business is allowed to operate under specific statutory and regulatory provisions which limit or regulate its operations in great detail. The Company has been advised by counsel that it may sell the "Tab Force System" in the four states in which it intends to operate; provided it complies with the applicable legal restrictions. It should be noted that there is a risk that future legal regulatory provisions may adversely affect the Company's operations or potential profitability.


9)  Officer Compensation
    --------------------

The Company did not pay compensation to any officers or directors in 1999.
The president is receiving a salary during year 2000 at the rate of $8,000 per month. The secretary/treasurer has agreed to compensation commensurate with the time he is able to devote to the Company and has received $2,000 so far in 2000.


10) Earnings Per Share:
    ------------------

Total operating loss of $550,947 divided by outstanding shares of 3,046,232 and 4,105,334 shares (fully diluted, if the current offering sells out).


11) Going Concern:
    -------------

Due to a negative equity position and the fact that the Company has only recently recommenced operations, there exists substantial doubt as to the Company's ability to continue as a going concern for a reasonable period of time.


12) Statement of Shareholder's Equity:
    ---------------------------------

Treasury stock was recorded at the par value, $1,000, of the Preferred
Stock for which it was surrendered. The latter has been accreted as the treasury stock is re-issued.

                                  PART III

Index to Exhibits
-----------------

    Exhibit Number                   Description of Exhibits
    --------------                   -----------------------

         3.1*              Original Articles of Incorporation of SEFCO, Inc.
                           dated May 26, 1987

         3.2* Articles of Amendment to the Articles of Incorporation to change name to Members Financial Service Bureau, Inc., dated October 6, 1989

         3.3* Articles of Amendment to the Articles of Incorporation changing the name of the Corporation, among other changes, to Shared Use Network Services, Inc., dated September 5, 1995

         3.4* Articles of Amendment to the Articles of Incorporation changing the name of the Corporation, among other changes, to Evergreen Network.com, Inc., dated April 5, 2000

         3.5*              Corporate By-Laws

         5.1               Opinion of Counsel (with consent)

         10.1* Machine Purchase Agreement Between the Company and Colorado Tab Force, L.L.C., et. al.

         10.2* Master Distribution Agreement Between the Company and Infinity Group, Inc.

         10.3*             Distribution Agreement with the Bingo Company

         10.4*             Distribution Agreement with Fungi, Inc.

         10.5*             Distribution Agreement with Bingo West of Denver

         10.6              Equipment Operating Agreement for Operations on
                           Fort McDowell

         23.1*             Consent of The Whitmore Company, P.C.

         27.1              Financial Data Schedule


* Previously filed with original Form 10-SB on October l2, 2000 and incorporated herein by this reference.

                                   SIGNATURES


         The Registrant, pursuant to the requirements of the Securities Exchange Act of 1934, as amended, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10SB12(g) and has duly caused this Amentment No. 1 to Registration Statement to be signed on its behalf by the undersigned, duly authorized individual, the 5th day of December, 2000.


                                        EVERGREEN NETWORK.COM, INC.

Dated:  December 5, 2000                By: /s/ Howard Tooke
                                            -----------------------------------
                                            Howard Tooke, President



                                       20